Exhibit 99.3

6
BANGALORE | FRIDAY, 25 JULY 2014 Business Standard
Wipro Limited
CONSOLIDATED AUDITED FINANCIAL RESULTS FOR THE QUARTER ENDED JUNE 30, 2014
( in millions, except share and per share data, unless otherwise stated)
Quarter ended Year ended
Particulars June March June March
30, 2014 31, 2014 30, 2013 31, 2014
1 Income from operations
a) Net Sales/income from operations (net of excise duty) 112,455 117,036 97,332 437,549
b) Other operating income - - - -
Total income from operations (net) 112,455 117,036 97,332 437,549
2 Expenses
a) Cost of materials consumed 19 1,273 351 2,054
b) Purchase of stock-in-trade 6,552 7,347 6,418 27,670
c) (Increase)/Decrease in inventories of finished (78) 523 (328) 54 stock, work-in-progress and stock in process
d) Employee compensation 53,889 52,722 48,328 206,568
e) Depreciation and amortisation expense 2,834 2,880 2,501 11,106
f) Sub contracting/technical fees/third party application 11,679 11,600 10,206 43,521
g) Other expenditure 13,789 14,881 12,154 57,222
Total expense 88,684 91,226 79,630 348,195
3 Profit from operations before other income, finance costs and exceptional items (1-2) 23,771 25,810 17,702 89,354
4 Other Income 4,239 3,959 3,361 14,542
5 Profit from ordinary activities before finance costs and exceptional items (3+4) 28,010 29,769 21,063 103,896
6 Finance Cost 888 842 495 2,891
7 Profit from ordinary activities after finance costs but before exceptional items (5-6) 27,122 28,927 20,568 101,005
8 Exceptional items - - - -
9 Profit from ordinary activities before tax (7+8) 27,122 28,927 20,568 101,005
10 Tax expense 5,942 6,536 4,251 22,600
11 Net profit from ordinary activities after tax (9-10) 21,180 22,391 16,317 78,405
12 Extraordinary items (net of tax expense) - - - -
13 Net profit for the period (11+12) 21,180 22,391 16,317 78,405
14 Share in earnings of associates - - - -
15 Minority interest (148) (126) (84) (438)
16 Net profit after taxes, minority interest and share of profit of associates (13+14+15) 21,032 22,265 16,233 77,967
17 Paid up equity share capital (Face value 2 per share) 4,934 4,932 4,928 4,932
18 Reserves excluding revaluation reserves as per balance sheet of previous accounting year 338,567
19 EARNINGS PER SHARE (EPS) Before extraordinary items
Basic (in ) 8.57 9.07 6.61 31.76
Diluted (in ) 8.54 9.04 6.60 31.66
After extraordinary items
Basic (in ) 8.57 9.07 6.61 31.76
Diluted (in ) 8.54 9.04 6.60 31.66
20 Public shareholding (1)
Number of shares 607,403,337 606,514,878 604,568,320 606,514,878
Percentage of holding 25.11% 25.08% 25.02% 25.08%
(as a % of total public shareholding)
21 Promoters and promoter group shareholding a) Pledged/Encumbered
- Number of shares Nil Nil Nil Nil
- Percentage of shares (as a % of the total Nil Nil Nil Nil
shareholding of promoter and promoter group)
- Percentage of shares (as a % of the total Nil Nil Nil Nil
share capital of the company)
b) Non-encumbered
- Number of shares(2) 1,812,022,464 1,812,022,464 1,812,022,464 1,812,022,464
- Percentage of shares (as a % of the total 100% 100% 100% 100%
shareholding of promoter and promoter group)
- Percentage of shares (as a % of the total 74.89% 74.92% 74.98% 74.92%
share capital of the company, excluding ADS Shareholding)
(1) Public shareholding as defined under clause 40A of the listing agreement (excludes shares beneficially held by promoters and holders of American Depository Receipt)
(2) Includes 440,557,453 ( March 31, 2014: 440,557,453; June 30, 2013: 440,557,453 ) equity shares on which Promoter does not have beneficiary interest.
Status of redressal of Complaints received for the period April 1, 2014 to June 30, 2014
SINo. Nature of the complaint Nature Unresolved as at 01.04.2014 Complaints received during the quarter Complaints disposed during the quarter Unresolved as at 30.06.2014
1 Non-Receipt of Securities Complaint - 5 5 -
2 Non Receipt of Annual Reports Complaint - 5 5 -
3 Correction / Duplicate/ Revalidation of dividend warrants / Demerger Fractional Payout Warrants Request - 1,023 1,023 -
4 SEBI/Stock Exchange Complaints Complaint - 8 8 -
5 Non Receipt of Dividend warrants Complaint - 89 89 -
TOTAL - 1,130 1,130 -
Note: There are certain pending cases relating to disputes over title to shares in which the company has been made a party.
However these cases are not material in nature.
1. The condensed consolidated interim financial results of the Company for the quarter ended June 30, 2014 have been approved by the directors of the Company at its meeting held on July 24, 2014. The statutory auditors have expressed an unqualified audit opinion.
2. The above consolidated interim financial results have been prepared from the condensed consolidated interim financial statements, which are prepared in accordance with International Financial Reporting Standards and its interpretations (“IFRS”), as issued by the International Accounting Standards Board (“IASB”).
3. The total revenue from operations represent the aggregate revenue and includes foreign exchange gains / (losses), net and is net of excise duty amounting to 1, 9, and 14 for the quarter ended June 30, 2014, March 31, 2014 and June 30, 2013, respectively and 79 for the year ended March 31, 2014.
4. Derivatives
The Company is exposed to foreign currency fluctuations on foreign currency assets / liabilities, forecasted cash flows denominated in foreign currency and net investment in foreign operations. The Company follows established risk management policies, including the use of derivatives to hedge foreign currency assets / liabilities, foreign currency forecasted cash flows and net investment in foreign operations. The counter party in these derivative instruments is a bank and the Company considers the risks of non-performance by the counterparty as non-material.
The following table presents the aggregate contracted principal amounts of the Company’s derivative contracts outstanding:
As at June 30, 2014 As at March 31, 2014
Designated derivative instruments
Sell $ 750 $ 516
£ 141 £ 51
€ 101 € 78
AUD 27 AUD 9
Interest Rate Swap $ 150 $ 150
Net investment hedges in foreign operations
Others $ 220 $ 220
€ 25 € 25
Non designated derivative instruments
Sell $ 851 $ 1,061
£ 112 £ 112
€ 63 € 63
AUD 78 AUD 99
¥ 490 ¥ 490
SGD 13 SGD 8
ZAR 69 ZAR 223
CAD 19 CAD 10
CHF 10 CHF -
Buy $ 510 $ 585
5. The list of subsidiaries is included in the condensed consolidated financial statements of Wipro Limited and subsidiaries for the quarter ended June 30, 2014, are available on our company website www.wipro.com
6. Segment Information
The Company is organized by business which primarily includes six strategic business segments under our IT services business as follows: Banking, Financial Services and Insurance (BFSI), Healthcare and Life Sciences (HLS), Retail, Consumer, Transport and Government (RCTG), Energy, Natural Resources and Utilities (ENU), Manufacturing and Hi-tech (MFG), Global Media and Telecom (GMT); and IT Products segment.
The Chairman of the Company has been identified as the Chief Operating Decision Maker (CODM) as defined by IFRS 8, “Operating Segments”. The Chairman of the Company evaluates the segments based on their revenue growth and operating income.
Assets and liabilities used in the Company’s business are not identified to any of the reportable segments, as these are used interchangeably between segments. Management believes that it is currently not practicable to provide segment disclosures relating to total assets and liabilities since a meaningful segregation of the available data is onerous.
Information on reportable segment for the quarter ended June 30, 2014, March 31, 2014, June 30, 2013 and year ended March 31, 2014 is as follows:
Quarter ended Year ended
Particulars June 30, 2014 March 31, 2014 June 30, 2013 March 31, 2014
Revenue IT Services Business BFSI 28,065 28,468 23,692 106,035
HLS 11,290 11,275 8,767 41,130
RCTG 14,727 15,412 13,449 58,893
ENU 16,822 17,173 14,228 63,923
MFG 19,110 19,095 17,029 74,423
GMT 15,069 14,770 12,198 55,105
Total of IT Services Business 105,083 106,193 89,363 399,509
IT Products 7,660 11,090 8,166 38,785
Reconciling Items (287) (238) (183) (666)
Total 112,456 117,045 97,346 437,628
Segment Result IT Services Business BFSI 6,624 7,005 4,790 24,153
HLS 2,131 2,482 1,404 7,637
RCTG 3,188 4,048 2,548 13,012
ENU 4,553 4,887 3,588 17,418
MFG 4,368 4,909 3,385 17,348
GMT 3,762 3,332 2,235 11,569
Unallocated (623) (609) (105) (804)
Total of IT Services Business 24,003 26,054 17,845 90,333
IT Products 165 143 131 310
Reconciling Items (397) (387) (274) (1,289)
Total 23,771 25,810 17,702 89,354
Finance Expense (888) (842) (495) (2,891)
Finance and Other Income 4,239 3,959 3,361 14,542
Profit before tax 27,122 28,927 20,568 101,005
Income tax expense (5,942) (6,536) (4,251) (22,600)
Profit for the period 21,180 22,391 16,317 78,405
The Company has four geographic segments: India, the United States, Europe and Rest of the world. Revenues from the geographic segments based on domicile of the customer for operations are as follows:
Particulars Quarter ended June 30, 2014 March 31, 2014 June 30, 2013 Year ended March 31, 2014
India 11,072 12,644 10,695 46,235
United States 52,876 53,504 44,666 200,343
Europe 31,367 32,603 26,537 120,868
Rest of the world 17,141 18,294 15,448 70,182
Total 112,456 117,045 97,346 437,628
Management believes that it is currently not practicable to provide disclosure of geographical location wise assets, since the meaningful segregation of the available information is onerous.
No client individually accounted for more than 10% of the revenues during the quarter ended June 30, 2014, March 31, 2014, June 30, 2013 and year ended March 31, 2014.
Notes:
a) The company has the following reportable segments:
i) IT Services industry segments primarily consisting of Banking, Financial Services and Insurance (BFSI), Healthcare and Life Sciences (HLS), Retail, Consumer, Transport and Government (RCTG), Energy, Natural Resources and Utilities (ENU), Manufacturing and Hi-tech (MFG) and Global Media and Telecom (GMT). Key service offering includes software application development and maintenance, research and development services for hardware and software design, business application services, analytics, consulting, infrastructure outsourcing services and business process outsourcing services.
ii) IT Products: The IT Products segment sells a range of Wipro personal desktop computers, Wipro servers and Wipro notebooks. The Company is also a value added reseller of desktops, servers, notebooks, storage products, networking solutions and packaged software for leading international brands. In certain total outsourcing contracts of the IT Services segment, the Company delivers hardware, software products and other related deliverables. During FY 2013-14, the Company ceased the manufacturing of ‘Wipro branded desktops, laptops and servers’. Revenue relating to the above items is reported as revenue from the sale of IT Products.
iii) Reconciling items includes elimination of inter-segment transactions and other corporate activities which do not qualify as operating segments under IFRS 8.

Business Standard BANGALORE | FRIDAY, 25 JULY 2014 7
b) Revenues for operations include excise duty of 1, 9, and 14 for the quarter ended June 30, 2014, March 31, 2014 and June 30, 2013 respectively and 79 for the year ended March 31, 2014. For the purpose of segment reporting, the segment revenues are net of excise duty. Excise duty is reported in reconciling items.
c) For the purpose of segment reporting only, the Company has included the impact of ‘foreign exchange gains / (losses)’, net in revenues (which are reported as a part of operating profit in the statement of income).
d) For evaluating performance of the individual business segments, stock compensation expense is allocated on the basis of straight line amortization. The differential impact of accelerated amortization of stock compensation expense over stock compensation expense allocated to the individual business segments is reported in reconciling items.
e) For evaluating the performance of the individual business segments, amortization of intangibles acquired through business combinations are reported in reconciling items.
f) The Company generally offers multi-year payment terms in certain total outsourcing contracts. These payment terms primarily relate to IT hardware, software and certain transformation services in outsourcing contracts. Corporate treasury provides internal financing to the business units offering multi-year payments terms. The finance income on deferred consideration earned under these contracts is included in the revenue of the respective segment and is eliminated under reconciling items.
7. The Company has granted 2,485,000, Nil, Nil options under RSU options plan and 1,688,500, Nil, Nil options under ADS during the quarter ended June 30, 2014, March 31, 2014 and June 30, 2013, respectively and 30,000 options under RSU plan and Nil options under ADS during the year ended March 31, 2014.
8. Business Combination
Opus Capital Markets Consultants LLC
On January 14, 2014, the Company had obtained control of Opus Capital Markets Consultants LLC (‘Opus’) by acquiring 100% of its share capital. Opus is a leading US-based provider of mortgage due diligence and risk management services. The acquisition will strengthen Wipro’s mortgage solutions and complement its existing offerings in mortgage origination, servicing and secondary market.
The acquisition was executed through a share purchase agreement for a consideration of US$ 75 million including a deferred earn-out component of US$ 21 million, which is dependent on achievement of revenues and earnings over the period of 3 years. The provisional fair value of the contingent consideration amounting to 781, recognized on the acquisition date is determined by discounting the estimated amount payable to the previous owners based on achievement of forecast revenue and EBIT. The estimated fair value would increase (decrease) if: (a) the annual growth rate were higher (lower); (b) the EBIT margin were higher (lower); or (c) the risk adjusted discount rate were lower (higher).
During the current period, an amount of $0.94 million has been received on conclusion of certain closing conditions which has been recorded as a reduction of the purchase consideration, thereby resulting in reduction of goodwill as at June 30, 2014.
The following table presents the provisional allocation of purchase price:
Description Amount
Assets
Cash and cash equivalents 22
Property, plant & equipment 65
Trade receivable 456
Other assets 20
Customer related intangibles 234
Software 95
Non-compete arrangement 216
Deferred income taxes, net (133)
Liabilities
Other liabilities (258)
Total 717
Goodwill 3,007
Total purchase price 3,724
Goodwill is not expected to be deductible for income tax purposes.
The purchase consideration has been allocated on a provisional basis based on management’s estimates. The Company is in the process of making a final determination of the fair value of assets and liabilities, contingent consideration and useful lives of certain customer-related intangibles. Finalization of the purchase price allocation based on an independent third party appraisal may result in certain adjustments to the above allocation.
ATCO I-Tek Inc.
On July 18, 2014, the Company had entered into a definitive agreement with ATCO Group to provide complete suite of IT services. As part of the transaction, ATCO I-Tek Inc., the IT Service provider to the ATCO Group and a subsidiary of ATCO Ltd., will become part of the Group for an all-cash consideration of Canadian Dollar (CAD) 210 million. Following this transaction, Wipro’s IT services delivery model will be further strengthened in North America and Australia. The transaction is subject to customary closing conditions.
9. Stand-alone information (Audited)
Particulars Quarter ended June 30, 2014 March 31, 2014 June 30, 2013* Year ended March 31, 2014
Income from Operations (Net) 101,041 104,018 87,823 391,333
Profit before tax 26,434 29,642 17,698 96,082
Profit after tax 20,672 23,531 13,380 73,874
* Recasted to give effect to the scheme of amalgamation of Wipro Energy IT Services Limited and Wipro Technology Services Limited, (wholly owned subsidiaries) with Wipro Limited as approved by the Honorable High Court of Karnataka, with April 1, 2013 being the appointed date.
CIN: L32102KA1945PLC020800;
Registered Office : Wipro Limited, Doddakanneli, Sarjapur Road, Bangalore-560035, India Website: www.wipro.com; Email id-info@wiproxom; Tel: +91-80-2844 0011; Fax: +91-80-2844 0054
STEEL AUTHORITY OF INDIA LIMITED
Bhilai Steel Plant
Bhilai, Dist.-Durg,Chhattisgarh, lndia,490001
1) Advt.No. BSP- 93/14-15, Dt. 24/07/2014
OPEN TENDER NOTICE: Open Tender Notice No.810026376 dtd. 19.07.2014 Bhilai Steel Plant intends to procure 5500 nos. of Enterprises Antivirus Solutions along with Installation, Commissioning for two years.
2) Advt.No. BSP- 94/14-15, Dt. 24/07/2014
OPEN TENDER NOTICE :Open Tender Notice No.810026400 dtd. 19.07.2014. Bhilai Steel Plant intends to procure 5500 nos. of Antivirus/Antispam Solutions for mail server along with Installation, Commissioning for two years.
Date for tender 93 & 94
Tenders are invited from Original Equipment Manufacturer (OEM) / Authorized Partner of Principal Antivirus Vendor of the above item.
Please log on to SAIL tenders website www.sailtenders.co.in & our e-procurement website https://eproc.sail-bhilaisteel.com (only through Internet Explorer) for detailed specifications, Eligibility Criteria, tender terms and conditions, etc. Tenderers have to submit their offer & documents through our e-procurement website only.
Last date of online submission of offers at our e-procurement site on or before 07.08.2014 up to 1 pm
Date of opening of Techno-commercial bids : 08.08.2014 after 11 am.-G M (MM)
Registered Office: Ispat Bhawan, Lodi Road, New Delhi 110 003
Corporate Identity Number : L27109DL1973GOI006454,Website: www.sail.co.in
There’s a little bit of SAIL in everybody’s life
KESORAM TEXTILE MILLS LIMITED
CIN: L17114WB1999PLC089148
Regd. Office: 42, Garden Reach Road,
Kolkata 700 024
City Office : 8th Floor, Birla Building,
9/1, R. N. Mukherjee Road,
Kolkata 700001
Phone No.: +9133 2243-7121
Fax No. +9133 2210-9455,
E-mail: sharedepartment@kesoram.net
NOTICE
Notice is hereby given that the Meeting of the Board of Directors of the Company will be held at its City Office in Kolkata on Saturday, the 2nd August, 2014 inter alia to approve and adopt the Annual Accounts of the Company and the Audited Financial Results for the year ended 31st March, 2014 in terms of the provisions of Clause 41 of the Listing Agreement with The Calcutta Stock Exchange Limited.
For KESORAM TEXTILE MILLS LIMITED Sd /-
Place: Kolkata (B. N. Kedia) Dated: 24.07.2014 Company Secretary
LOGIX MICROSYSTEMS LTD.
CIN: L72200KA1995PLC018734 Regd. Office: #177/2C, Billekahalli Industrial Area, Banneraghatta Road, Bangalore-560 076 Email ID: lnfo@logixworld.com Phone: 080-67125409, Fax: 080-67125408 www.logixworld.com
NOTICE
NOTICE is hereby given pursuant to Clause 41 of the Listing Agreement that a Meeting of the Board of Directors of the Company is scheduled to be held on 04.08.2014 at the registered office of the Company inter alia to take on record the Un-Audited Financial Results of the Company for the quarter I ended 30.06.2014.
For Logix Microsystems Ltd.
Sd/-
Sanjay Sonii Managing Director Place: Bangalore Date: 24.07.2014
PFIZER LIMITED
Regd. Office: Pfizer Centre, Patel Estate, Off S.V. Road, Jogeshwari (W), Mumbai - 400 102 Tel: 022 6693 2000, Fax: 022 2678 4569 CIN: L24231MH1950PLC008311, Website: www.pfizerindia.com
PART I
STATEMENT OF STANDALONE UNAUDITED FINANCIAL RESULTS FOR THE QUARTER ENDED 30th JUNE, 2014
( In lakhs except earnings per share)
Quarter Quarter Quarter Year ended
Particulars ended 30th ended 31st ended 30th 31st March
June 2014 March 2014 June 2013 2014
Unaudited Audited Unaudited Audited
1 Income from Operations
a. Net Sales/Income from Operations (Net of excise duty) 23,985 25,169 23,753 100,427
b. Other Operating Income 2,631 2,279 2,863 10,753
Total income from operations (net) 26,616 27,448 26,616 111,180
2 Expenses
a. Cost of materials consumed 6,243 6,496 5,572 26,577
b. Purchases of stock-in-trade 2,140 2,753 2,742 10,627
c. Changes in inventories of finished goods, work-in-progress and stock-in-trade (200) (392) 370 284
d. Employee benefits expense 4,998 3,839 5,992 19,177
e. Depreciation and amortisation expense 226 203 201 797
f. Other expenses 7,210 7,461 7,469 30,662
Total Expenses 20,617 20,360 22,346 88,124
3 Profit from operations before other income, finance costs and exceptional items (1-2) 5,999 7,088 4,270 23,056
4 Other income 1,008 1,631 3,049 10,938
5 Profit from ordinary activities before finance costs and exceptional items (3 + 4) 7,007 8,719 7,319 33,994
6 Finance costs 12 19 8 36
7 Profit from ordinary activities after finance costs but before exceptional items (5-6) 6,995 8,700 7,311 33,958
8 Exceptional items - - - -
9 Profit from ordinary activities before tax (7 + 8) 6,995 8,700 7,311 33,958
10 Tax expense 2,380 3,097 2,548 11,873
11 Net Profit from ordinary activities after tax (9-10) 4,615 5,603 4,763 22,085
12 Paid-up equity share capital (Face Value per share 10) 2,984 2,984 2,984 2,984
13 Reserves excluding Revaluation Reserves as per last audited balance sheet 62,857
14 Earnings per share-Basic and Diluted (of 10/- each)
(not annualised) 15.47 18.78 15.96 74.01
PART II SELECT INFORMATION FOR THE QUARTER ENDED 30th JUNE, 2014
Quarter Quarter Quarter Year ended
Particulars ended 30th ended 31st ended 30th 31st March
June 2014 March 2014 June 2013 2014
A PARTICULARS OF SHAREHOLDING
1 Public shareholding
- Number of shares 8,728,269 8,728,269 8,728,269 8,728,269
- Percentage of shareholding 29.25% 29.25% 29.25% 29.25%
2 Promoters and Promoter Group Shareholding a) Pledged/Encumbered
- Number of shares Nil Nil Nil Nil
- Percentage of shares (as a % of the total shareholding of
promoter and promoter group) Nil Nil Nil Nil
- Percentage of shares (as a % of the total share capital of the company) Nil Nil Nil Nil
b) Non-encumbered
- Number of Shares 21,113,171 21,113,171 21,113,171 21,113,171
- Percentage of shares (as a % of the total shareholding of
promoter and promoter group) 100% 100% 100% 100%
- Percentage of shares (as a % of the total share capital of the company) 70.75% 70.75% 70.75% 70.75%
Quarter
Particulars ended 30th June 2014
B INVESTOR COMPLAINTS Pending at the beginning of the quarter Received during the quarter Disposed of during the quarter Remaining unresolved at the end of the quarter 25 25
NOTES:
1. The above results were reviewed and recommended by the Audit Committee, for approval by the Board, at its meeting held on July 24, 2014 and were approved and taken on record at the meeting of the Board of Directors of the Company held on that date.
2. The financial results for the quarter ended June 30, 2014 have been subjected to a limited review by the statutory auditors of the Company. The limited review report does not contain any qualifications. The limited review report will be filed with the Stock Exchanges and will also be available on the Company’s website-www.pfizerindia.com.
3. Employee benefits expense includes provision / payments aggregating to Nil for the quarter ended June 30, 2014 (Quarter ended June 30, 2013 893 lakhs, Quarter and year ended March 31, 2014 (8) lakhs and 963 lakhs respectively) to employees under Voluntary Retirement Scheme.
4. The Company had spun-off its animal health business operations on April 2, 2012 to Pfizer Animal Pharma Private Limited (‘PAPPL’). However, the Company continued to provide transitional support to PAPPL including support for manufacture of certain Animal Health products. The revenue for the quarter ended June 30, 2014 includes Nil (Quarter ended June 30, 2013 1930 lakhs, Quarter and year ended March 31, 2014 Nil and 4247 lakhs respectively) for sale of such products.
Further the Company also provides consignment selling agent services (CSA) and other support functions. Other operating income for the quarter ended June 30, 2014 includes 53 lakhs (Quarter ended June 30, 2013 394 lakhs, Quarter and year ended March 31, 2014 64 lakhs and 1067 lakhs respectively) towards such CSA commission and support services.
5. The Company has only one segment which is Pharmaceuticals and therefore disclosure relating to segments is not applicable and accordingly not made.
6. The Board of Directors (“The Board”) approved the Scheme of Amalgamation of Wyeth Limited with the Company (“the Scheme”) on November 23, 2013. The Board has approved a share swap ratio of 7 equity shares of the face value of 10 each fully paid up of Pfizer Limited for every 10 equity shares of the face value of 10 each fully paid up of Wyeth Limited. In terms of the Scheme, the Appointed Date is April 1, 2013. The Scheme of Amalgamation has been unanimously approved by the equity shareholders (100% in number and 100% in value) of those present and voting at the Court Convened Meeting held on April 16, 2014. The said Scheme has also been approved by an overwhelming majority of the minority shareholders by way of postal ballot and e-voting in terms of SEBI Circulars. Pending all other statutory approvals, no effect to the above Scheme has been given in these results.
7. Figures for previous quarters / year have been regrouped / restated where necessary.
Mumbai, July 24, 2014
For Pfizer Limited
Aijaz Tobaccowalla Managing Director
WIPRO
Applying Thought
By Order of the Board,
WIPRO LIMITED
for Wipro Limited
Regd. Office: Doddakanneli,
Place: Bangalore
Azim H Premji
Sarjapur Road, Bangalore-560 035.
Date: July 24, 2014
Chairman
www.wipro.com